Filed by Millennium Ethanol, LLC pursuant to Rule 425

under the Securities Act of 1933, as amended.

Subject Company: Millennium Ethanol, LLC

Commission File Number.: 000-52608

PO Box 357, Marion, SD • 605-648-3941

July 30, 2007

Dear Millennium Ethanol Member:

As you know, Millennium Ethanol and US BioEnergy Corporation have entered into a Merger Agreement. Under that Merger Agreement, US BioEnergy proposes to acquire Millennium Ethanol through a proposed merger of Millennium Ethanol into a subsidiary of US BioEnergy. That proposed merger is subject to approval by Millennium Ethanol’s voting members, among other conditions. The proposed transaction will be submitted for approval by Millennium’s members at a special meeting to be held at 7:00 p.m. on Tuesday, August 28, 2007 at the Marion High School Gym in Marion, South Dakota. The materials in this package are provided in connection with your vote, as a member of Millennium Ethanol, on the proposed merger.

Those materials include the proxy statement/prospectus, a proxy card that you may use to direct your vote on the proposed merger and a return envelope for returning your proxy card. You may also vote by Internet by following the instructions on the proxy card. The proxy statement/prospectus contains information about the proposed transaction, about US BioEnergy and Millennium Ethanol, and about the procedures involved in your vote on the proposed merger. We encourage you to carefully examine the enclosed materials as you consider your vote on the proposed merger.

We also encourage you to attend one of the series of informational meetings that will be held to discuss the proposed merger. Informational meetings are scheduled for the following dates, times, and locations:

Date	Time	Location

Monday, August 13, 2007	7:00 p.m.	Marion High School Gym
100 South Cedar
Marion, South Dakota

Tuesday, August 14, 2007	7:00 p.m.	Ramkota Hotel and Conference Center
3200 West Maple Street
Sioux Falls, South Dakota

Wednesday, August 15, 2007	7:00 p.m.	Crossroads Hotel and Conference Center
100 Fourth Street Southwest
Huron, South Dakota

Thursday, August 16, 2007	7:00 p.m.	Ramkota Hotel and River Center
920 West Sioux Avenue
Pierre, South Dakota

You will be able to vote at any of the informational meetings, at the special meeting on August 28th, or any time prior to the special meeting via US mail or the via the Internet.

There are also two procedural matters that we want to mention. First, you may receive a phone call from a representative of MacKenzie Partners, Inc. to encourage you to attend an informational meeting and, if you have not voted, to encourage you to cast your votes on the proposed merger. (MacKenzie Partners, Inc. has been retained by Millennium Ethanol to assist in the process of obtaining members’ votes on the proposed merger.) Second, in order to be admitted to an informational meeting or the special meeting on August 28, 2007, you will be asked to provide a picture ID. The Millennium Ethanol Board of Managers has elected to follow such a procedure as a means of ensuring that only Millennium Ethanol members and unit holders participate in the meetings.

We are very excited about the proposed merger with US BioEnergy. As you learn about the proposed transaction, we believe you will share our enthusiasm. We look forward to seeing you at an informational meeting and the special meeting.

Sincerely,

Steve Domm
CEO

Additional Information About the Merger and Where to Find It

US BioEnergy and Millennium Ethanol have filed a definitive proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed acquisition of Millennium Ethanol by US BioEnergy. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS AND ANY AMENDMENTS OR SUPPLEMENTS THERETO BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus and other relevant materials and any other documents filed by US BioEnergy or Millennium Ethanol with the SEC may be obtained free of charge at the SEC’s website (http://www.sec.gov). In addition, investors may obtain free copies of the proxy statement/prospectus and other relevant materials and other documents filed with the SEC by US BioEnergy by directing a request to US BioEnergy Corporation, Attention: Investor Relations, at 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077, (651) 554-5491. Investors may obtain free copies of the proxy statement/prospectus and other relevant materials and other documents filed with the SEC by Millennium by directing a request to Millennium Ethanol, LLC, Attention: Steve Domm, at 44608 273rd St., Marion, South Dakota 57403, (605) 648-3941.

PO Box 357, Marion, SD • 605-648-3941

July 30, 2007

Dear Millennium Ethanol Unitholder:

As you know, Millennium Ethanol and US BioEnergy Corporation have entered into a Merger Agreement. Under that Merger Agreement, US BioEnergy proposes to acquire Millennium Ethanol through a proposed merger of Millennium Ethanol into a subsidiary of US BioEnergy. That proposed merger is subject to approval by Millennium Ethanol’s voting members, among other conditions. The proposed transaction will be submitted for approval by Millennium’s voting members at a special meeting to be held at 7:00 p.m. on Tuesday, August 28, 2007 at the Marion High School Gym in Marion, South Dakota.

Under Millennium Ethanol’s limited liability company agreement, only those unitholders who hold more than 25,000 Class A units are eligible to vote on the proposed transaction. Millennium’s records indicate that you hold less than 25,000 Class A units and therefore are not entitled to vote on the proposed transaction. However, the Millennium Ethanol Board of Managers wants all of Millennium’s unitholders to be informed regarding the proposed transaction, even if some of those unitholders will not be voting on the proposed merger. To that end, enclosed with this letter you will find a copy of the proxy statement/prospectus prepared in connection with the proposed merger. The proxy statement/prospectus contains information about the proposed transaction, about US BioEnergy and Millennium Ethanol, and about the procedures involved in the Millennium Ethanol members’ vote on the proposed merger.

We also invite you to attend one of the series of informational meetings that will be held to discuss the proposed merger. Informational meetings are scheduled for the following dates, times, and locations:

Date	Time	Location

Monday, August 13, 2007	7:00 p.m.	Marion High School Gym 100 South Cedar Marion, South Dakota

Tuesday, August 14, 2007	7:00 p.m.	Ramkota Hotel and Conference Center 3200 West Maple Street Sioux Falls, South Dakota

Wednesday, August 15, 2007	7:00 p.m.	Crossroads Hotel and Conference Center 100 Fourth Street Southwest Huron, South Dakota

Thursday, August 16, 2007	7:00 p.m.	Ramkota Hotel and River Center 920 West Sioux Avenue Pierre, South Dakota

You are also invited to attend the special meeting of Millennium members on August 28, 2007.

There are also two procedural matters that we want to mention. First, in order to be admitted to an informational meeting or the special meeting on August 28, 2007, you will be asked to provide a picture ID. The Millennium Ethanol Board of Managers has elected to follow such a procedure as a means of ensuring that only Millennium Ethanol members and unitholders participate in the meetings. Second, only those Millennium Ethanol unit-holders who are voting members will be entitled to make comments or ask questions during the “question and answer” portion of the meeting. We apologize for any inconvenience, but believe that such a procedure will allow a timely and orderly process at the special meeting.

We are very excited about the proposed merger with US BioEnergy. As you learn about the proposed transaction, we believe you will share our enthusiasm. We look forward to seeing you at an informational meeting and the special meeting.

Sincerely,

Steve Domm CEO

Additional Information About the Merger and Where to Find It

US BioEnergy and Millennium Ethanol have filed a definitive proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed acquisition of Millennium Ethanol by US BioEnergy. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS AND ANY AMENDMENTS OR SUPPLEMENTS THERETO BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus and other relevant materials and any other documents filed by US BioEnergy or Millennium Ethanol with the SEC may be obtained free of charge at the SEC’s website (http://www.sec.gov). In addition, investors may obtain free copies of the proxy statement/prospectus and other relevant materials and other documents filed with the SEC by US BioEnergy by directing a request to US BioEnergy Corporation, Attention: Investor Relations, at 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077, (651) 554-5491. Investors may obtain free copies of the proxy statement/prospectus and other relevant materials and other documents filed with the SEC by Millennium by directing a request to Millennium Ethanol, LLC, Attention: Steve Domm, at 44608 273rd St., Marion, South Dakota 57403, (605) 648-3941.